March 26, 2025

Pei Xu
Chief Financial Officer
Zhongchao Inc.
Room 2504, OOCL Building
841 Yan   an Middle Road
Jing   An District, Shanghai, China 200040

       Re: Zhongchao Inc.
           Amendment No. 1 to Registration Statement on Form F-3
           Filed February 27, 2025
           File No. 333-283916
Dear Pei Xu:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 10, 2025 letter.

Amendment No. 1 to Form F-3 filed February 27, 2025
Cover page

1. We note your response to prior comment 1. Revise to disclose the information you provided in your response in an appropriate place in your prospectus. Specifically, please disclose that Zhongchao Group Limited is a holding company without any operations in Hong Kong and that, as such, you do not believe regulatory actions related to data security or anti-monopoly concerns in Hong Kong have a material impact on the ability of the Company, its subsidiaries or the PRC operating entities to conduct business, accept foreign investment or continue to be listed on a U.S./foreign exchange.
 March 26, 2025
Page 2

      Please contact Mara Ransom at 202-551-3264 with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Trade &
Services